Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of GTx, Inc. for the registration of $100,000,000 of any combination of its common stock, preferred stock, debt securities or warrants, either individually or in units, and to the incorporation by reference therein of our reports dated February, 21, 2007, with respect to the financial statements of GTx, Inc., GTx Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GTx, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young
Memphis, Tennessee
December 21, 2007